Exhibit 99.2




PERDIGAO S.A., PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.

                                  PERDIGAO WINS
                             VALOR SOCIAL AWARD 2005

 Poultry Farming Training School is chosen as a model project of sustainability

         On December 20, PERDIGAO received the Valor Social 2005 Award from the Valor Economico newspaper in the Grand Prix category. The company was one of the two finalists selected by the jury of specialists and was the most voted out of a total of 147 entries among the newspaper's readers for the Poultry Farming Training School Project.

         In its fifth edition, the award is sponsored by the Ethos Institute for Companies and Social Responsibility and by the Akatu Institute. The objective is to highlight those companies that include social practices among their values, combining good financial performance with sustainability. Two companies were selected as winners in each category, one chosen by a jury of specialists and the other by Valor Economico readers who voted by accessing the newspaper's site.

                                   THE PROJECT

         The poultry farming training school was set up in 1998 in the municipality of Rio Verde (GO), where the company operates one of the largest agroindustrial complex in Latin America. The project is run in partnership with Fesurv - Rio Verde University - and Finep - Financing for Studies and Projects, an organization controlled by the Ministry of Science and Technology.

         The school occupies an area of 79 hectares and is considered a model in the sector. Its purpose is the training and qualification of manpower as part of the process of covering the shortage of specialized labor as well as for conducting researches into poultry and hog farming.

         The other underlying objective of the school is to teach environmental conservation practices and foster the development of new solutions in the treatment of hog manure.

         December, 21st 2005,

Feel free to contact Edina Biava / Gabriela Las Casas, Investor Relations, f. 55 11 3718.5301 / 3718.5791